Exhibit 99.1

FCA announces plans to create major player in the publishing business and distribute its interests in the sector to its shareholders

Fiat Chrysler Automobiles (“FCA”) (NYSE: FCAU / MTA: FCA) announced today its intention to consummate a transaction that will result in creation of the leading player in the Italian media and publishing business and to distribute all of its media and publishing sector interests to shareholders, consistent with its desire to increase focus on its core business.
Today, FCA entered into a Memorandum of Understanding providing for the merger between its media and publishing subsidiary ITEDI S.p.A. (“Itedi”) and the Italian media group, Gruppo Editoriale L’Espresso S.p.A. (“GELE” and “Merger”).
The Merger will result in the creation of the leader in the Italian media and newspaper publishing business, with potential for significant revenue and synergies. Based on the preliminary valuation range agreed between the parties, following consummation of the Merger, FCA would hold approximately 16% of the share capital of the combined entity, while FCA’s minority partner in the publishing business Ital Press Holding S.p.A. (controlled by the Perrone family), would hold approximately 5% of the combined entity.
The Memorandum is binding on the parties and, subject to the conditions set out in the Memorandum, requires that they enter into definitive agreements no later than June 30, 2016. The Merger is expected to be consummated in the first quarter of 2017, following receipt of the necessary regulatory approvals and satisfaction of the conditions precedent customary for this type of transaction (such as completing satisfactory due diligence and obtaining corporate approvals). As soon as practicable following consummation of the Merger, FCA will distribute its entire interest in the enlarged group to the holders of its common shares.
Consistent with its stated intent to increase focus on its core business and prior to proceeding with the above mentioned merger and distribution, FCA will distribute its 16.7% ownership interest in RCS MediaGroup S.p.A. to holders of its common shares. This transaction brings to a conclusion the role played - first by Fiat and then by FCA - for more than forty years. That role was instrumental in saving the publishing group on three different occasions by providing it the financial resources necessary to preserve its independence and, as a consequence, its status as an authoritative source. Following the renewal of the Board of Directors, today RCS MediaGroup has a clear leadership and a business plan that sets outs the targets for 2018, with initial positive results already evident this year.
London, 2 March 2016
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